Exhibit 99.1

CHAPTER 3

The securities have not been registered with the United States Securities and Exchange Commission, or the SEC, and are not being offered in the United States or to U.S. Persons. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on information contained in this Prospectus and the documents we incorporate by reference in this Prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus or that any document that we incorporated by reference in this Prospectus is accurate as of any date other than its filing date. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus supplement to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

You should read and consider the information in the documents that we have referred you to in “Incorporation of Certain Information by Reference” in Section 3.13 of this Prospectus and “Where You Can Find More Information” in Section 3.14 of this Prospectus before investing in our securities. The information incorporated by reference is considered to be part of this Prospectus.

Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries. All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

All trademarks, service marks, trade names and registered marks used in this Prospectus are trademarks, trade names or registered marks of their respective owners.

Statements made in this Prospectus concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Prospectus or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

RISK FACTORS

Investing in our securities involves significant risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this prospectus before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed and could therefore have a negative effect on the trading price of our securities and on our ability to repay our debts.

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations in the future.

Risks Related to our Business

Risks Related to our Renewable Energy Operations

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, the Netherlands, France, Portugal and Japan, offer substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of FiT or other incentives to promote the use of clean energy (including solar energy and biogas) and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. For example, on June 6, 2013, the Italian Authority for Electricity and Gas, or AEEG, announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV has been reached. As a consequence, the latest FiT regulation—the Conto Energia V—ceased to apply on July 6, 2013, thus terminating the applicability of the FiT payments for new photovoltaic plants. In addition, on December 19, 2013, AEEG announced the replacement, commencing January 1, 2014, of the minimum guaranteed prices previously foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area for PV plants exceeding 100KWp.In August 2014 the Italian parliament amended the FiT scheme in connection with existing photovoltaic plants decreasing the guaranteed FiT by approximately 8% commencing January 1, 2015. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 by limiting the number of production hours that are eligible to receive the governmental FiT and imposing taxes on the sale of electricity. Since July 2013, a new Spanish remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013 that provides the owner of a renewable installation with a defined yield to be calculated based on the yield of 10-year government bonds plus 300 basis points. For more information see “Item 4.B: Business Overview” below and our financial statements included in our 2015 Annual Report, which is incorporated herein by reference. If the Italian or Spanish governments elect to further revise the incentive scheme, as both governments have done in the past, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us in these countries, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. If the Dutch government revises the incentive scheme for existing or future renewable projects, including WtE facilities, in a way that will reduce the support or increase the liabilities of renewable projects in general or specifically WtF facilities, this may adversely affect our profitability from future WtE projects in the Netherlands. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new renewable energy facilities.

We may seek to primarily invest in renewable energy facilities that have already been connected to the national grid and are eligible to receive the applicable regulatory incentive. These construction ready, constructed and connected renewable energy facilities may not be available for acquisition on terms beneficial to us or at all and, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of renewable energy facilities that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential compared to facilities that are still in the planning or construction stage. It may be difficult for us to locate suitable acquisition opportunities with attractive returns, and, even if we do locate them, the acquisition of an operating renewable energy facility may be less attractive as the renewable energy market matures and the remaining subsidy periods are shorter and as operating plants are generally more expensive. Our inability to locate and acquire additional renewable energy facilities and the higher cost of such renewable energy facilities may adversely affect our business and results of operations. Even if we do locate and acquire existing renewable energy facilities, changes in the regulation could be applied retroactively to existing plants and to the existing remuneration scheme, as has already happened in both Spain and Italy, which could also adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy facilities, which may adversely affect our operations.  The installation and operation of renewable energy facilities is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, utility interconnection requirements and other rules and regulations. Various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy facilities. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy facility, or may require making significant changes to such renewable energy facility, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant renewable energy facility for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Success of our renewable energy facilities, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy facilities, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a renewable energy facility requires timely input, often of a highly specialized technical nature, from several parties, including without limitation, the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors in order to operate and maintain our renewable energy facilities, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the operation, maintenance and performance of each of the facilities, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant facility, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain, which are held by our Luxembourg subsidiary, and may make additional investments in projects located outside of Israel or the United States, such as acquisition of the waste-to-energy projects in the Netherlands pursuant to the Ludan Agreement. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address some or all of these additional risks. If we were unable to do so, our operations might suffer.

A drop in the price of electricity or gas may negatively impact our results of operations.  The revenue from the sale of electricity or gas produced by renewable energy facilities includes mainly the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. A decrease in the price of electricity in the countries in which we operate may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

An increase in the prices of components of the renewable energy facility may adversely affect our future growth and our business. Renewable energy facilities installations have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components) or an increase in the prices of components of other renewable energy facilities, may increase the costs of replacing components in our existing facilities or the costs of constructing new facilities and impact the profitability of constructing facilities and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the components, that may constrain our revenue growth. For example, silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

As electric power accounts for a growing share of overall energy use, the market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new renewable energy facilities and acquire existing facilities may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new facilities.

Risks Related to our PV Plants

Our PV Plants are located in Italy and in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, which has a high unemployment rate. The financial crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011, Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013, and in late 2012 the Spanish government adopted a law that imposes a new revenue tax on electricity generating power plants. Although the economies of both has improved, especially in Spain, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants and may do so again in the future. For example, the incentive scheme in Italy is based on end-users’ payments and not directly on the Italian government’s budget, however, in an attempt to revive the Italian economy and decrease electricity expenses, the Italian parliament adopted a new law in August 2014 that decreased the Feed in Tariff, or FiT, that was previously guaranteed to Italian photovoltaic plants for a period of twenty years. As a result of this new law, the FiT for our Italian PV Plants decreased by approximately 8% commencing January 1, 2015. For more information see “Item 4.B: Business Overview” and our financial statements included in our 2015 Annual Report, which is incorporated herein by reference.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made to Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

We are exposed to the possibility of damages to, or theft of, the various components of our PV Plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages and disruption in the production of electricity as a result of theft of panels and other components, or due to bad weather and land conditions. Although such damages and theft are generally covered by the PV Plants’ insurance policies, in certain circumstances such occurrences, may not be covered in part by the insurance and may cause an increase in the premiums paid to our insurance companies, all of which may adversely affect our results of operations and profitability.

The performance of our PV Plants depends on the quality of the solar panels installed and on the reliability of the suppliers of solar panels. Our PV Plants’ performance depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractor with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

 Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” Future expenses due to the need to replace damaged components or the lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Dori SHA and the Luzon Group, respectively, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of nine directors, we do not control Dorad’s operations. In July 2015, Dori Energy filed a petition for approval of a derivative action on behalf of Dorad against several parties, including another shareholder of Dorad and, following the filing of this petition, other shareholders of Dorad have filed a petition for approval of a derivative action on behalf of Dorad against the Luzon Group, Dori Energy and Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, and have also filed a statement of claim against Dori Energy, the Luzon Group, Dorad and the remaining shareholders of Dorad, all as more fully described below. These circumstances reflect our joint control over Dori Energy and limited control over Dorad and the fact that we may not be able to prevent certain developments that may adversely affect their business and results of operations. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy. The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad’s only substantial asset is a combined cycle power (bi-fuel) plant running mainly on natural gas, with a production capacity of approximately 850 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

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The Dorad Power Plant is exposed to various risks, including noncompliance or breach by the contractor involved in the construction of its obligations during the warranty period causing delays and inability to provide electricity to Dorad’s customers, which may result, inter alia, in fines and penalties being imposed on Dorad or in higher operating expenses, or outside events and delays in supply of equipment or replacement parts required for the continued operations of the Dorad Power Plant, all of which may have a material adverse effect on Dorad’s results of operations and profitability;

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The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability. Any cessation or limitation of operations may cause Dorad to incur additional expenses or result in the enforcement of guarantees provided to certain customers, all of which may have a material adverse effect on Dorad’s results of operations and profitability.

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Dorad’s operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. In the event the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected.

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Significant equipment failures may limit Dorad’s production of energy. Although such damages are generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

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The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator. These tariffs are subject to change due to ongoing attempts to reform the electricity market in Israel in light of the IEC’s financial situation and the entrance of private energy manufacturers, including Dorad, into the Israeli electricity market. The updates and changes to the regulation and tariffs may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to maintain the required license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC’s employees may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

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Dorad’s operations are mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad’s operations and profitability.

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The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 in which more than 1,500 missiles were fired from Gaza Strip to Southern and Central Israel and a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. The attacks during 2012 disrupted the work on the Dorad Power Plant, which resumed after the missile strikes ceased and the Dorad Power Plant continued its operations during the 2014 attacks. Although measures were taken to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad’s facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

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Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions, that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the IPUA but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar is expected to reach the final floor price in March 2016 and will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff, as are currently contemplated by the Electricity Authority. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected. The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

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As a result of the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. As the hedging performed by Dorad does not completely eliminate such exposure, Dorad’s profitability might be adversely affected due to future changes in exchange rates. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability.

Risks Related to our Other Operations

Risks Related to the Manara Project

We only recently received the Conditional License in connection with the Manara Project and if we do not timely meet any of the milestones the Conditional License could be revoked. The Conditional License includes several milestones and deadlines for reaching such milestones (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The Israeli Public Utilities Authority – Electricity, or the Electricity Authority, could revoke the Conditional License if we do not timely meet milestones under the Conditional License or refuse to issue an electricity production license if it claims that we are in default of the terms of the Conditional License. Any such attempted revocation could prevent us from completing the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project.

The Israeli electricity market is highly regulated and, as noted above, is dominated by the IEC. Our ability to receive a permanent license for the Manara Project depends, among other things, on our success in meeting the conditions of the Conditional Licence before our competitors or on the increase in the pumped storage quota determined by the Electricity Authority.  The current quota determined by the Electricity Authority for pumped storage projects in Israel is 800 MW. There is one entity that is currently in the final construction stages of a 300 MW pumped storage project in the Gilboa, Israel. In the event another entity that holds a valid conditional license for the construction of a pumped storage facility in Israel complies with the requirements of its conditional license before we comply with the terms of the Conditional License, it may receive an electricity production license, decreasing the remaining quota and affecting the Manara Project’s right to receive such license under the 800 MW quota. Although the quota is in the process of being increased to above 1,000 MW, there can be no assurance as to whether and when the increase will be authorized. If we will not be eligible to receive an electricity production license due to the issuance of such licenses to competitors and the insufficient quota, we will not be able to complete or operate the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project

Risks Related to WtE Facilities

We only recently entered into the Ludan Agreement and although we will contribute to the Approved Projects from our existing and accumulated expertise, we are only now gaining experience in the WtE field. We entered into the Ludan Agreement in July 2016 and, although we do expect to contribute to the Approved Projects from our renewable energy managerial, operational and project finance expertise, we do not yet have a substantial experience with Ludan, with WtE projects and in the Netherlands renewable energy market. The Ludan Agreement includes several conditions precedent to our obligation to invest in WtE projects and there is no assurance as to how many projects will comply with these conditions and as to the timing of such compliance. Although we will hold a majority of the shares of each project company, Ludan received minority holder protective rights under the Ludan Agreement and will also act as the EPC and O&M contractor of the Approved Projects (except for the first Gasification Approved Project), based on agreements to be mutually agreed with us. In the event we do invest in Approved Projects, future disagreements with Ludan may have a material adverse effect on the operations of the Approved Projects and, as a result, on our results of operations.

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy facilities in general, WtE projects are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE projects are exposed to additional risks specific to this industry, including:

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As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind, solar and hydro energies), the success of a WtE facility depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the facility uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. The WtE facility is required to enter into long-term supply agreements with waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers. Any increase in the price of waste or shortage in the type or quality of waste required to produce the desired energy levels with the technology used by the facility could slow down or halt operations, causing a material adverse effect on the results of operations. The quality and availability of a range of a certain feedstock mix might also increase the facility’s operating costs, either due to the need to purchase more expensive feedstock mix in order to meet the desired energy production levels, or due to increase in the amounts of residues and the resulting increase of removal of surplus quantities. In addition to the impact of  the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial, for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. The quality and reliability of the gas upgrading component, which convert the biogas to grid quality gas (methane), in facilities that produce gas to grid, is important for determining the gas upgrading ratio, which ultimately regulate the gas production levels and therefor the revenue streams from the sales of gas, receiving subsidy for gas, and eventually the facility's profitability.  Therefore, any shortage of quality feedstock, changes in the feedstock mix available for use, and shortage in the gas upgrading component could have a material adverse effect on the results of operations of the WtE facilities.

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The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE facilities and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provide incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE facilities. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Operations

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions’ lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel during 2014 by the issuance of our Series A Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures and the deed of trust of the Debentures offered by this Prospectus. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, and the deed of trust governing the Debentures, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Series A Deed of Trust also contains covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A Debentures could result in demand for immediate repayment of the outstanding amount under the Series A Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of June 30, 2016, our total indebtedness in connection with corporate and project financing was approximately $64.7 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS. The financing we have obtained in connection with several of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap and forward transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below and as described in our financial statements included in our 2015 Annual Report, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap and forward transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

The energy sector around the world is highly regulated, is subject to governmental master plans and policy considerations and requires permits and licenses from various authorities. Our inability to obtain or maintain licenses or permits or changes in the regulatory scheme and governmental preferences could materially adversely affect our existing projects and our willingness and ability to enter into new projects. The energy sector is typically regulated and supervised by various local governmental agencies. Participation in each stage of the energy production and delivery process typically requires governmental approvals and permits that are issued for definite periods and that may be revoked or revised by the relevant governmental authority due to various reasons that may not necessarily be within the control of the permit-holder. In addition, the receipt of a permit or license is sometimes subject to the approval, renewal or update of a governmental master plan regulating the energy sector or the specific energy production method, a complex and lengthy process. Our ability to commence any regulated energy project in Israel and around the world, will depend on the projects’ compliance with governmental master plans and the obtainment and maintenance of the required licenses and permits. In the event we are unable to obtain or maintain required permits, our ability to commence or continue developing and operating energy projects will be adversely affected.

If we do not conduct an adequate due diligence investigation of a target project, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, to procure financing for our projects, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers and the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite the signs of economic recovery since 2013, there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if further economic downturns will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara Project would be considered “investment securities,” as we control the project company. In addition, despite veto and other rights granted to Ludan in certain Approved Projects under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, our expected contribution to the operations of the Approved Projects and majority shareholder status in the Approved Projects. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of our 2015 Annual Report) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” However, as described in these sections, the increase in our holdings in Dori Energy from 40% to 50% may increase the likelihood we are deemed an “investment company” in the future. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These limitations may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013, 2014 and 2015. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” under the caption “U.S. Tax Considerations Regarding Ordinary Shares” included in our 2015 Annual Report, which is incorporated herein by reference.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.4% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents we have filed with the SEC that are incorporated by reference into this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements reflect our current view about future plans, intentions or expectations. These forward-looking statements may be included herein or incorporated by reference in this Prospectus and include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Prospectus are set forth in this Prospectus under the caption “Risk Factors”, and in the reports we have filed with the SEC and which are incorporated by reference herein, including statements under the caption “Risk Factors” and “Forward-Looking Statements” in such reports. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this Prospectus under the caption “Risk Factors,” and in the reports we have filed with the SEC and which are incorporated by reference herein, including statements under the caption “Risk Factors” and “Forward-Looking Statements” in such reports, in which we have disclosed the material risks related to our business. These forward-looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this Prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Prospectus and the documents incorporated by reference completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

BUSINESS

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel and own 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Recent Developments

The Dorad Power Plant

During May 2016, we exercised the second option to acquire additional share capital of U. Dori Energy Infrastructures Ltd., or Dori Energy. Following the exercise of this option, our holdings in Dori Energy increased from 49% to 50% and our indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.74 million), including approximately NIS 0.4 million (approximately $0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

During July 2016, Dorad repaid an aggregate amount of approximately NIS 350 million (approximately $93 million) of shareholders’ loans (of which approximately NIS 204 million (approximately $54 million) for repayment of interest and linkage and the remainder of approximately NIS 146 million (approximately $39 million) for partial repayment of principal). Dori Energy’s portion of such repayment was approximately NIS 66 million (approximately $17.6 million).

We and Dori Energy, and several of the other shareholders of Dorad and their representatives, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

Dori Energy and Dori Energy’s representative on Dorad’s board of directors previously filed a petition to approve a derivative action on behalf of Dorad against several shareholders and board members of Dorad, or the Dori Energy Petition. In November 2015, Dorad and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, which holds 25% of Dorad, filed their responses to the petition rejecting the claims made in the petition. At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. Subsequent to the date of this report, at the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy and Hemi Raphael currently have until December 19, 2016 to reply to the respondents’ response. Following the recusal of the judges in the Economic Department of the Tel Aviv-Jaffa District Court, in September 2016 the President of the Israeli Supreme Court instructed that the parties will inform the court as to the proper venue in which the petition should be heard and to update the court whether the parties reached an agreement as to the transfer of the dispute to an arbitration proceeding. During October 2016, Dori Energy notified the court that the parties have not yet reached an agreement and requested that the court determine which judges will decide on the petition and the respondents notified the court that the discussion concerning transferring the dispute to an arbitration process are advancing and an attempt will be made to reach an arbitration agreement during November 2016. On November 15, 2016, the President of the Israeli Supreme Court instructed that the parties will update the court on the proposed transfer of the proceeding to an arbitration process by early December 2016. For more information see Note 6 to our annual financial statements included in our 2015 Annual Report, which is herein by reference.

Petition to Approve a Derivative Claim filed by Edelcom

On February 25, 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad, or Edelcom, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. On July 25, 2016, Edelcom filed a petition for approval of a derivative action against the Company, the Luzon Group, Dori Energy and Dorad. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request and Ellomay Energy and Dori Energy have until December 4, 2016 to respond to the objection. Ellomay Energy, Dori Energy and the Luzon Group currently have until the end of December 2016 to file their responses to Edelcom’s petition. Based on our initial analysis, we believe that the petition has no merit and intend to defend our position in court. For more information see Note 6 to our annual financial statements included in our 2015 Annual Report, which is herein by reference.

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim, or the Edelcom Claim, with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders, or the Dorad SHA, contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on our Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request and Ellomay Energy and Dori Energy have until December 4, 2016 to respond to the objection. Ellomay Energy, Dori Energy and the Luzon Group currently have until the end of November 2016 to file their responses to Edelcom’s statement of claim. Based on our initial review of the Edelcom Claim and related documents, we believe that there is no merit or basis to the allegations made in the Edelcom Claim.

Potential Update in the Electricity Production Tariff

Dorad’s financial statements for the period ended June 30, 2016 include a reference to a hearing scheduled for early December 2016 by the Israeli Public Utilities Authority – Electricity, or the Electricity Authority concerning possible reductions in the electricity production tariff. The Electricity production tariff is used by Dorad as the basis for the price charged for the electricity it provides and is the basis for changes in the price of natural gas purchased by Dorad. Subject to the outcome of this hearing, the Electricity Authority may reduce the electricity production tariff by 8%. As previously published, the natural gas price paid by Dorad to its natural gas supplier has already reached its minimum price in accordance with the gas supply agreement executed by Doard and will therefore not be further reduced following the potential reduction in the electricity production tariff. Dorad states in its financial statements that it believes the reduction of the electricity production tariff will have a material adverse impact on its cash flows, its profits and on its coverage ratios and that from the beginning of 2017 it may not be able to meet the coverage ratios determined by its lenders for distributions to its shareholders. However, Dorad emphasizes in the financial statements that it does not anticipate that it will fail to meet the required coverage ratios in a manner that will constitute a default under its agreements with its lenders.

The Manara Pumped Storage Project

In August 2016, Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, a 75% owned subsidiary of the Company, received a conditional license, or the Conditional License, for the Manara Cliff pumped storage project from the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW, or the Manara Project. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The aggregate capital expenditure in connection with the Manara Project through September 30, 2016 were approximately NIS 12.9 million (approximately $3.4 million).

In September 2016, Ellomay PS filed a petition, or the Petition, with the Israeli High Court of Justice against the Minister, the Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Electricity Authority to extend this milestone deadline. Should the extension decision be revoked, the conditional license provided to Kochav Hayarden is expected to terminate as the original financial closing milestone deadline has passed. Among its other claims, Ellomay PS claims that as the current quota for pumped storage projects determined by the Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Electricity Authority could irreparably harm Ellomay PS’s chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first.

The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through our wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l., or Ellomay Luxemburg, entered into a strategic joint venture agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) in connection with Waste-to-Energy, or WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Based on information received from Ludan, Ludan, either by itself and/or through its affiliates currently own certain option rights in a few biogas plants, and were involved in the design and/or construction of fourteen biogas projects in the Netherlands and Spain.

Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project, with the exception of the Goor Project, and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg’s 51% share without our prior approval, and in any case, Ellomay Luxembourg will maintain the majority stake in any project company. The amount invested by us in each Approved Project will be comprised of: (i) our share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to us, up to a certain maximum percentage of the aggregate investment by Ludan and us. Ludan will provide the remaining required equity. The expected overall capital expenditure of the projects is approximately EUR 200 million (including project financing).

The operation period for each of the projects is expected to be approximately twelve years. Ludan, by itself or through its affiliates, will act as the engineering, procurement and construction, or EPC, contractor and as the operation and maintenance, or O&M, contractor for the Approved Projects, based on specific agreements. However, it was agreed that the first Gasification project will be constructed by an experienced third party EPC. In addition, Ludan will be entitled to receive a development fee for each project following financial closing in different amounts depending on the projects’ type and size.

The Ludan Agreement includes customary limitations on transfer of holdings in the project companies, termination provisions and minority rights. The Ludan Agreement may be terminated, inter alia, in the event the parties will not reach an understanding as to the contents of the EPC and O&M agreements within sixty days following the financial closing of each of the projects, with the exception of the Goor Project, which we have already entered into MOU's with respect to the Goor Project’s EPC and O&M agreements, both prior to financial closing.

Pursuant to the Ludan Agreement, during July, September and October of 2016, we, through Ellomay Luxemburg, entered into loan agreements with Ludan whereby we provided approximately Euro 2.1 million (approximately $2.2 million) to Ludan, or the Ludan Loans, for purposes of the acquisition of the Goor Project's land and the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Ludan Loans will convert into Ellomay Luxemburg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project. The loan agreements set forth conditions and/or events of default, in which the Ludan Loans shall become immediately repayable, including the event where financial closing does not occur and/or Ludan fails to fulfill its obligations under such loan agreements. For the assurance of the full repayment of the Ludan Loans, certain collaterals have been placed, including Ludan's pledge of 49% of all means of control in Groen Goor to the favor of Ellomay Luxembourg, and irrevocable guarantee letters provided by Ludan Engineering Co. Ltd., which guarantees the fulfillment of all debts and obligations of its subsidiary, Ludan, according to the loan agreements.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's EPC agreement, or the EPC MOU. During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The “EPC Agreement” means the provisions of the General Conditions for EPC/Turnkey Projects, published by FIDIC (first edition 1999, ISBN 2-884-32-021-0), or the FIDIC GC, as amended by the EPC MOU, and as amended by the “Particular Conditions” and its annexes and schedules. In each case of contradiction between the provisions of the FIDIC GC and the provisions of the EPC MOU and/or of the Particular Conditions, the provisions of the Particular Conditions and of the EPC MOU shall prevail, and in each case of contradiction between the provisions of the Particular Conditions and the provisions of the EPC MOU, the provisions of the EPC MOU shall prevail and the parties shall promptly amend the provisions of the Particular Conditions to the extent required to resolve any such contradiction. The scope of the work includes a turn-key anaerobic wet digestion plant producing Biogas in completely stirred digesters as more fully described in the EPC Agreement.

It is estimated that the duration of the construction of the Goor Project shall be approximately one year and the expected overall capital expenditure in connection with the Goor Project are approximately Euro 10 million (approximately $10.6 million).

Groen Goor is entitled to terminate the EPC Agreement without cause, or if Ludan breaches any of its obligations under the EPC Agreement, or in any other case where the EPC Agreement grants Groen Goor any termination rights. Ludan is entitled to terminate the EPC Agreement if Groen Goor fails to comply with its obligations in accordance with the EPC Agreement, including its payment obligations, or any other case where the EPC Agreement grants Ludan any termination rights.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's O&M agreement, or the O&M Agreement, which include customary O&M terms. According to the O&M MOU, the O&M Agreement will set forth the details of a transition period, as well as details of a transition training program pursuant to which the EPC contractor shall train the O&M contractor and its personnel prior to taking over of the plant, in a manner meeting industry standards. The term of the O&M Agreement shall be twelve (12) years as of take-over (in accordance with the EPC Agreement), plus SDE extensions (if any) and so long as Groen Goor is entitled to subsidies. The O&M Agreement will include a performance criteria based on the provisions of the O&M MOU.

Groen Goor shall be entitled to terminate the O&M Agreement in the event where the guaranteed performance criteria is not achieved for two (2) consecutive months, or in any three (3) months during any six (6) months period, or in each case where the annual production does not meet the annual guaranteed performance criteria; provided, however that a failure to meet the guaranteed performance criteria that does not exceed certain tolerance levels to be set forth in the O&M Agreement, will not constitute a breach by Ludan. In addition, each party shall be entitled to terminate the O&M Agreement upon any material breach by the other party subject to cure periods to be set forth in the O&M Agreement or upon the insolvency of the other party. Groen Goor shall also be entitled to terminate the O&M Agreement upon: (i) loss of permits or licenses required to Ludan for the fulfillment of Ludan's undertaking under the O&M Agreement; (ii) willful misconduct or gross negligence on the part of Ludan or anyone acting on its behalf; and (iii) the damages incurred by Groen Goor exceeding Ludan's liability cap.

The control in Ludan, shall not be changed vis a vis the control therein as of the date of the EPC and O&M MOU's, without the prior written approval of Groen Goor (“Control” means as defined in the Israeli Securities Law, 1968).

There can be no assurance as to the financial closing of the Goor Project or the number of other projects that will meet the contractual requirements and become Approved Projects, if any, or as to the timing of our participation in any Approved Project.

Waste-to-Energy Technologies

The process of energy recovery from non-recyclable waste is often referred to as waste-to-energy or energy-from-waste. The waste-to-energy market includes various treatment processes and technologies used to generate a usable form of energy while reducing the volume of waste, including combustion, gasification, pyrolization, anaerobic digestion and landfill gas recovery. The resulting energy can be in the form of electricity, gas, heating and/or cooling, or conversion of the waste into a fuel for future use. The Ludan Agreement applies to project in which gasification and anaerobic digestion technologies are implemented.

Gasification in the waste-to-energy market is the process of converting organic carbonaceous materials into carbon monoxide, hydrogen and carbon dioxide (CO2) by reacting the material at high temperatures (>700 °C), without combustion, with a controlled amount of oxygen and/or steam. This process produces a gas mixture called synthetic gas or syngas or producer gas and is itself a fuel. The organic materials used in the gasification process are a variety of biomass and waste-derived feedstocks, including wood pellets and chips and waste wood.

Anaerobic digestion is a biological process that produces a gas (also known as biogas) principally composed of methane (CH4) and carbon dioxide (CO2). These gases are produced from organic waste such as livestock manure and food processing waste and from agro-residues. Depending on the type of feedstock used and the system design, biogas is typically 55%-75% pure methane. The biogas is emitted during the digestion process of the substrates by specific combinations of bacteria. As there is a relatively wide range of feedstock mix that can be used in the process, the facilities in the Netherlands are designed to allow flexibility and reduces dependency on certain feedstock mix or the feedstock supplier. The biogas is used to produce green gas, or bio-methane, with properties close to natural gas that is injected into the natural gas grid.

Benefits of Waste-to-Energy

 Waste-to-energy generates clean, reliable energy from a renewable fuel source, thus expected to reduce dependency on “traditional” energy production methods, such as fossil fuels, oil and other similar raw materials that are less friendly to the environment. The use of waste assists in the on-going management of waste in a manner that is more environmentally-friendly than other waste management solutions, such as landfilling. We believe that by processing waste in waste-to-energy facilities, greenhouse gas emissions and the risk of contamination of ground water will be reduced.

          The Netherlands Waste-to-Energy Market and Regulation

In 2009, the European Union enacted legislation that sets the climate and energy targets for the year 2020. The main targets are 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. The target for the rate of production of energy from renewable sources set for the Netherlands by the EU to be reached by the year 2020 is 14%. However, in 2014 only 5.5% of the energy in the Netherlands came from renewable sources, putting the Netherlands 8.5 percent away from its target. Based on publications of the Dutch government, it is the Dutch government’s ambition to have 16% renewable energy by 2023.

The Netherlands waste treatment is subject to stringent regulatory requirements, requiring the approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management.

The current subsidiy scheme for renewable energy in the Netherlands is called SDE+ (“Stimulering Duurzame Energieproductie” or stimulating renewable energy production). The SDE+ budget has increased substantially over recent years and has grown from Euro 1.7 billion in 2012 to Euro 3.5 billion in 2014. The budget is included as a premium on the Dutch energy bill. The SDE-contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved. The Dutch tax laws also provide for the Energy Investment Allowance (“EIA”) – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2016 - as published by the RVO), allowing a deduction of 58% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency.